Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen International Select Fund, a series of
Nuveen Investment Funds, Inc.

811-05309


On October 25, 2013 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen International Fund, a series of Nuveen Investment Funds, Inc. were transferred to the Nuveen International Select Fund. The circumstances and details of the reorganization as well as copies of the Agreement and Plan of Reorganization are contained in the SEC 497 filing on September 4, 2013, accession number 0001193125-13-
357009, which materials are herein incorporated by reference.